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                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                           For the Month of May, 2003


                          Gilat Satellite Networks Ltd.
               --------------------------------------------------
                 (Translation of Registrant's Name into English


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

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Attached hereto and incorporated by reference herein is Registrant's press release dated May 1, 2003, announcing that Registrant has been selected by China Telecom to provide a large-scale satellite-based rural telephony network in Tibet








                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                Gilat Satellite Networks Ltd.
                                                (Registrant)


                                                By: /s/ Yoav Leibovitch
                                                    ----------------------
                                                        Yoav Leibovitch
                                                        Chief Financial Officer



Dated:  May 11, 2003

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May 01, 2003

CHINA TELECOM SELECTS GILAT TO PROVIDE LARGE-SCALE SATELLITE RURAL TELEPHONY NETWORK IN TIBET
GILAT'S DIALAWAY(TM) VSAT NETWORK WILL BRING TELEPHONY SERVICES TO MORE
THAN 1,300 PUBLIC CALL OFFICES

Petah Tikva, Israel, May 1, 2003 - Gilat Satellite Networks Ltd. (NASDAQ: GILTF) has been selected by the China Telecommunications Corp. to provide a large-scale, satellite-based rural telephony network in the Tibet autonomous region of China. China Telecom will make an initial purchase of a DialAway hub, 14 gateways and 1,300 VSAT terminals for public call offices to serve the region's remote villages. The tender indicates that the contract can be extended to a total of 5,000 VSATs.

Each DialAway remote site supports up to six toll-quality voice channels, the network providing as many as 4-5,000 voice lines. The DialAway VSAT provides on-demand voice, fax, and data services to and from fixed remote locations via satellite. It can be deployed quickly in harsh terrain and is designed to perform well in severe conditions where the mountainous terrain and cold weather make it difficult to implement a communications infrastructure. These are important attributes in Tibet, a vast, mountainous territory with altitudes up to 5,000 meters. In such an environment, satellite-based technology provides the most effective, if not the only, means of communication.

Gilat's DialAway rural telephony VSATs are used successfully by other major telecommunications agencies around the world, including Telkom South Africa, Peru's FITEL, Colombia's Compartel and India's TATA Teleservices. However, it was the successful deployment of over 1,000 DialAway VSATs in China's Xinjiang region (China's first large-scale, satellite rural telephony network), that was instrumental in the decsion to award Gilat the contract in Tibet.

The first 300 VSATs have been delivered China Telecom, while the remaining units are to be delivered in the second quarter of 2003. China Telecom is responsible for the deployment of the system. Gilat provides technical services, training and support to its customers in China through its local Beijing office.

Giora Reish, Associate Vice President, Sales and Marketing, Asia, said, "With this agreement, we solidify Gilat's position as the leading provider of satellite-based rural telephony networks in China. Given the fact that several other Western regions of China are interested in similar systems, we have a very positive outlook for our business position in this very important market."

ABOUT GILAT SATELLITE NETWORKS LTD.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America, Inc. and rStar Corporation (RTRCE), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe with SES GLOBAL. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or

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registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries.
Visit Gilat at WWW.GILAT.COM. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

GILAT INVESTOR CONTACT:
TIM PERROTT,
VP, INVESTOR RELATIONS (USA)
TEL: +703-848-1515
TIM.PERROTT@SPACENET.COM

GILAT MEDIA CONTACT:
BARRY SPIELMAN,
DIRECTOR CORPORATE MARKETING
TEL: +(972)3-925-2201
BARRYS@GILAT.COM